UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

Spirit Airlines, Inc.

(Name of Subject Company)

Sundown Acquisition Corp.

(Offeror)

a direct wholly-owned subsidiary of

JetBlue Airways Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number of Class of Securities)

Brandon Nelson

General Counsel and Corporate Secretary

27-01 Queens Plaza North

Long Island City

New York, NY 11101

(718) 286-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Daniel Litowitz

Derrick Lott

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$313,346.74	Filing Party:	JetBlue Airways Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	May 16, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Sundown Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of JetBlue Airways Corporation, a Delaware corporation (“JetBlue”), and (ii) JetBlue, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by JetBlue and the Purchaser. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 16, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on May 16, 2022, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on May 16, 2022, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

On July 28, 2022, JetBlue and the Purchaser entered into an agreement and plan of merger with Spirit (the “Merger Agreement”), which Merger Agreement did not provide for a tender offer. Pursuant to the terms of the Offer, we reserved the right to terminate the Offer if we entered into a merger agreement with Spirit and such merger agreement did not provide for a tender offer. We are terminating the Offer concurrently with the execution of the Merger Agreement. As a result of the termination of the Offer, no Shares were accepted for payment or paid for pursuant to the Offer. The Purchaser has instructed the Depositary to promptly return all Shares tendered and not withdrawn to the tendering stockholders.

A copy of the press release announcing the signing of the Merger Agreement and the termination of the Offer is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit(s):

(a)(5)(D)	Joint Press Release of JetBlue and Spirit, dated July 28, 2022.*

107	Filing Fee Table.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2022

SUNDOWN ACQUISITION CORP.

By:	/s/ Brandon Nelson
Name: Brandon Nelson
Title: General Counsel and Corporate Secretary

JETBLUE AIRWAYS CORPORATION

By:	/s/ Brandon Nelson
Name: Brandon Nelson
Title: General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

(a)(5)(D)	Joint Press Release of JetBlue and Spirit, dated July 28, 2022.*

107	Filing Fee Table.*

*	Filed herewith.